FORM 18-K/A
AMENDMENT NO. 3
For Foreign Governments and Political Subdivisions Thereof
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
ANNUAL REPORT
of
CANADA
(Name of Registrant)
Date of end of last fiscal year: March 31, 2009
SECURITIES REGISTERED *
(As of the close of the fiscal year)

	Amounts as to	Name of
	which registration	exchanges on
Time of issue	is effective	which registered
N/A	N/A	N/A
Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:
HIS EXCELLENCY THE HONOURABLE GARY DOER
Canadian Ambassador to the United States of America
Canadian Embassy
501 Pennsylvania Avenue, N.W.
Washington, D.C. 20001
Copies to:

WAYNE FOSTER	GLENN CAMPBELL	ROBERT W. MULLEN, JR.
Director	Consul	Milbank, Tweed, Hadley &
Financial Markets Division	Consulate General of Canada	McCloy LLP
Department of Finance, Canada	1251 Avenue of the Americas	1 Chase Manhattan Plaza
20th Floor, East Tower	New York, N.Y. 10020	New York, N.Y. 10005
L’Esplanade Laurier
140 O’Connor Street
Ottawa, Ontario K1A 0G5

*	The Registrant is filing this amendment to its annual report on a voluntary basis.

     This amendment to Canada’s Annual Report on Form 18-K for the year ending March 31, 2009 is being filed to include as exhibits to such form (i) the Fiscal Agency Agreement dated as of June 29, 2010 among Canada, Citibank, N.A. and Citibank, N.A., London Branch, as fiscal agents, transfer agents, registrars and principal paying agents, (ii) the Distribution Agreement dated as of June 29, 2010 between Canada and Credit Suisse Securities (USA) LLC, as distributor, (iii) the Calculation Agency Agreement dated as of June 29, 2010 among Canada, Citibank, N.A. and Citibank, N.A., London Branch, as calculation agents, (iv) the Exchange Rate Agency Agreement dated as of June 29, 2010 between Canada and Citibank, N.A., as exchange rate agent, (v) the Opinion and Consent of Counsel, General Legal Services Division, Department of Finance, Canada, (vi) the Consent of Milbank, Tweed, Hadley & McCloy LLP, U.S. Counsel for Canada, and (vii) the Consent of Stikeman Elliott LLP, Canadian Counsel for the distributor, all of which were prepared in connection with the establishment of Canada’s medium-term note program (the “Canada Notes program”) described in Canada’s prospectus supplement dated June 29, 2010 (the “prospectus supplement”) to its prospectus dated December 24, 2008 (the “prospectus”) relating to bonds registered on Registration Statement No. 333-156346.
     The exhibits to Canada’s Annual Report on Form 18-K for the year ended March 31, 2009 are hereby amended to include the following:

Exhibit J:	Fiscal Agency Agreement

Exhibit K:	Distribution Agreement

Exhibit L:	Calculation Agency Agreement

Exhibit M:	Exchange Rate Agency Agreement

Exhibit N:	Opinion and Consent of Counsel, General Legal Services Division, Department of Finance, Canada

Exhibit O:	Consent of Milbank, Tweed, Hadley & McCloy LLP

Exhibit P:	Consent of Stikeman Elliott LLP

     It is estimated that the expenses of Canada in connection with the sale of the Canada Notes will be as follows:

Filing Fee (assuming U.S.$2,887,687,425 aggregate principal amount of Canada Notes are sold pursuant to Canada’s Registration Statement No. 333-156346)	U.S.$113,486
Legal	300,000
Reimbursement of Distributor’s Expenses	100,000
Miscellaneous Expenses	86,514

Total	U.S.$600,000

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment No. 3 to its annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Ottawa, Canada, on the 29th day of June, 2010.

CANADA

By:	/s/ Clifton Lee-Sing
Clifton Lee-Sing
Chief Reserves and Risk Management Section Financial Markets Division Department of Finance, Canada

EXHIBIT INDEX
Exhibit No.

J:	Fiscal Agency Agreement

K:	Distribution Agreement

L:	Calculation Agency Agreement

M:	Exchange Rate Agency Agreement

N:	Opinion and Consent of Counsel, General Legal Services Division, Department of Finance, Canada

O:	Consent of Milbank, Tweed, Hadley & McCloy LLP

P:	Consent of Stikeman Elliott LLP

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